Exhibit 12.1

NGL ENERGY PARTNERS LP AND SUBSIDIARIES
COMPUTATION OF RATIOS OF (LOSS) EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Year Ended March 31,
	2016	2015 (1)	2014	2013	2012

(LOSS) EARNINGS:
(Loss) income before income taxes	$(187,464)	$46,571	$49,695	$50,065	$8,465
(Income) loss before income taxes attributable to noncontrolling interests	(11,832)	(12,887)	(1,103)	(250)	12
Fixed charges	146,401	151,956	91,622	66,824	9,354
Total (loss) earnings	$(52,895)	$185,640	$140,214	$116,639	$17,831

FIXED CHARGES:
Interest expense	$133,089	$110,123	$58,854	$32,994	$7,620
(Gain) loss on early extinguishment of debt	(28,532)	—	—	5,769	—
Portion of rental expense estimated to relate to interest (2)	41,844	41,833	32,768	28,061	1,734
Fixed charges	$146,401	$151,956	$91,622	$66,824	$9,354

Ratio of earnings to fixed charges (3)	—	1.22	1.53	1.75	1.91

(1) We have changed our previously issued consolidated balance sheet as of March 31, 2015 and consolidated statement of operations, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended March 31, 2015 for the correction of an immaterial error (see Note 17 to our consolidated financial statements included in this Annual Report).

(2)	Represents one-third of the total operating lease rental expense, which is that portion estimated to represent interest.

(3)	The ratio was less than 1:1 for the year ended March 31, 2016. NGL Energy Partners LP would have needed to generate an additional $199.3 million of earnings to achieve a ratio of 1:1.